Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the three months ended March 31,
	2010	2009
Earnings
Income before income taxes	$52	$64
Fixed charges	23	23
Allowance for funds used during construction	-	-
Total earnings available for fixed charges	$75	$87

Fixed charges
Interest and debt expense	$23	$23
Interest component of rent	-	-
Total fixed charges	$23	$23

Ratio of earnings to fixed charges	3.3	3.8

For purposes of computing these ratios, earnings means income before income taxes:
- fixed charges;
less
-allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.